Fantex Brokerage Services, LLC

330 Townsend Street, Suite 234

San Francisco, CA  94107

February 11, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Anne Nguyen Parker, Assistant Director
Justin Dobbie, Legal Branch Chief
J. Nolan McWilliams, Attorney-Adviser
Loan Lauren P. Nguyen, Special Counsel
Kristin Shifflett, Accountant
David Humphrey, Accounting Branch Chief

Re:                             Fantex, Inc.

Registration Statement on Form S-1 (File No. 333-198986)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between February 10, 2015 and the date hereof, approximately 11,152 copies of the Preliminary Prospectus dated February 10, 2015 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m. Eastern Time, on Friday, February 13, 2015 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

FANTEX BROKERAGE SERVICES, LLC

As representative of the

Prospective Underwriters

By:	Fantex Brokerage Services, LLC

By:	/s/ John Rodin
Name: John Rodin
Title: President